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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    San Antonio                                           Joel
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   (Last)                           (Middle)             (First)

    c/o Warrantech Corporation One Canterbury Green
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                                    (Street)

    Stamford,                        CT                   06903
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Warrantech Corporation - WTEC
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________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

     9/11/02
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                             [x]  Officer (give title below)
     [x]  10% Owner                            [ ]  Other (specify below)

     Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check One)

     [x]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                5.
                                                                                                Amount of      6.
                                                                4.                              Securities     Owner-
                                                                Securities Acquired (A) or      Beneficially   ship
                                                   3.           Disposed of (D)                 Owned          Form:     7.
                                      2.a. Deemed  Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                    2.                 Execution   Code         ------------------------------- Reported       (D) or    Indirect
1.                  Transaction       Date,if any  (Instr. 8)                   (A)             Transaction    Indirect  Beneficial
Title of Security   Date              (Month/Day/  ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)          (Month/Day/Year)     Year)     Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
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

 Common Stock                                                                                    3,194,880(1)   D
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 Common Stock                                                                                    43,754         I         By 401(K)
                                                                                                                          plan (2)
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 Common Stock        9/10/02                                         5,595       A      $1.29    49,349         I         By 401(K)
                                                                                                                          plan (3)
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 Common Stock        9/10/02                                         2,527       A      $1.27    51,876         I         By 401(K)
                                                                                                                          plan (3)
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 Common Stock        9/11/02                                         4,310       A      $1.35    56,186         I         By 401(K)
                                                                                                                          plan (3)
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

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

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
FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                         9.
                                                                                                         Number      10.
                                                                                                         of          Owner-
            2.                                                                                           Deriv-      ship
            Conver-                           5.                              7.                         ative       Form of 11.
            sion                              Number of                       Title and Amount           Secur-      Deriv-  Nature
            or                                Derivative    6.                of Underlying     8.       ities       ative   of
            Exer-                    4.       Securities    Date              Securities        Price    Bene-       Secur-  In-
            cise   3.       3.a      Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially    ity:    direct
            Price  Trans-   Deemed   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned       Benefi  Bene-
1.          of     action   Execut-  Code     of(D)         (Month/Day/Year)            Amount  ative    Following   cially  ficial
Title of    Deriv- Date     ion Date (Instr.  (Instr. 3,    ----------------            or      Secur-   Reported    Owned   Owner-
Derivative  ative  (Month/  ,if any   8)       4 and 5)      Date     Expira-           Number  ity      Transaction at end  ship
Security    Secur- Day/     (Month/   ------   ------------  Exer-    tion              of      (Instr.  (Instr.     of      (Instr.
(Instr. 3)  ity    Year)    Date/year Code V    (A)   (D)    cisable  Date     Title    Shares  5)       4)          Month   4)
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
 Option to
 purchase                                                                       Stock
 common Stock  3.37   4/1/99           A         A            (4)      (5)      Common  400,000           400,000      D
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    Explanation of Responses:

(1) The 3,194,880 shares held by Mr. San Antonio include (a) 5,000 held by Mr. San Antonio as Custodian for two minor children, (b)
    an aggregate of 200,000 shares held by Mr. San Antonio in trust for his children of which Mr. San Antonio's wife is a trustee and (c) 10,800 shares owned by Mr. San Antonio's wife.  Mr. San Antonio disclaims the beneficial ownership of shares listed in
    (b) above.  The 3,194,880 shares held by Mr. San Antonio do not include 10,800 shares owned by his brother and sister-in-law and
    5,000 shares held by Mr. San Antonio's mother, as to which Mr. San Antonio also disclaims beneficial ownership.

(2) Based on plan statement as of March 31, 2002, and Reporting Person directed purchases on September 6, 2002 and September 9,
    2002
(3) Reporting Person directed purchase with Reporting Person's funds.
(4) This option vests in accordance with Mr. San Antonio's employment agreement with Warrantech Corporation, effective April 1,
    1998.
(5) Any of the shares which may be purchased pursuant to the option may be acquired for a period of five (5) years from the date of which they first became exercisable.





/s/  Joel San Antonio                                           9/12/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

*   if the Form is filed by more than one Reporting Person, see Instruction
    4(b)(v)
Reminder: Report on a separate line of securities beneficially owned directly or indirectly

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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